BRAD RODGERS

Vice President — Senior Counsel

Writer’s Direct Number: (205) 268-1113

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: brad.rodgers@protective.com

January 21, 2022

Via EDGAR and E-mail

Ms. Rebecca Marquigny

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:         Protective Life Insurance Company

Protective Investors Benefit Advisory Variable Annuity

Post-Effective Amendment No. 3 to the Registration Statement on Form N-4

File No. 333-237747

Commissioners:

On behalf of Protective Life Insurance Company (the “Company”) and Protective Variable Annuity Separate Account (the “Account”), we have filed this letter as correspondence via EDGAR to the above-referenced Post-Effective Amendment No. 3 (the “Amendment”) to the Form N-4 Registration Statement (the “Registration Statement”) for certain flexible premium deferred variable and fixed annuity contracts (the “Contracts”). This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 2 (the “Prior Amendment”) to the Registration Statement in a phone call with outside counsel for the Company on December 7, 2021.

For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response.

General

1.              Please apply all comments to similar disclosure throughout the Registration Statement and the Initial Summary Prospectus, as applicable.

Response: The Company has applied the Staff’s comments to similar disclosure throughout the Registration Statement and the Initial Summary Prospectus, as applicable.

Cover Page

2.              Please modify the third to last sentence in the first paragraph to clarify that if a Contract Owner elects to pay the Advisory Fee from his or her Contract Value, the reduction will reduce the death benefits or explain the circumstances under which the deduction of the Advisory Fee will not do so. Also, please state that the deduction of such Advisory Fees (1) may reduce other guaranteed benefits in addition to death benefits and (2) the deduction may be subject to federal and state income taxes and a 10% federal penalty tax.

Response: The Company has revised the third to last sentence in the first paragraph of the Cover Page to read that the Advisory Fee “will” reduce the death benefits. The additional disclosure recommended by the Staff has also been added to that paragraph.

3.              In the fifth paragraph, please explicitly identify Protective Life Insurance Company as the “we” referred to.

Response: The Company has identified the Company in the fifth paragraph of the Cover Page.

Definitions (pages 3-5)

4.              In the definition of “Excess Withdrawals,” we note that the definition refers to “one of” the Protected Lifetime Income Benefits, but there is only one such benefit offered under the Contract. Please remove the reference to “one of” the benefits. In addition, please consider removing “Protected Lifetime Income Benefits” as a defined term and instead referring directly to the SecurePay benefit.

Response: The Company has revised the definitions of “Excess Withdrawals” and “Protected Lifetime Income Benefits” to specifically refer to the SecurePay Pro rider that is available under the Contract. The Company respectfully declines to remove the definition of Protected Lifetime Income Benefits in order to maintain consistency in the common content of prospectus disclosure across the Company’s variable annuity products.

5.              In the definitions for “Good Order,” please consider providing a more limited description of Good Order in the glossary and moving the more detailed information to the Prospectus narrative where the details are most relevant to the reader.

Response: After careful consideration, the Company respectfully declines to reduce the details contained in the definition of “Good Order.” The definition of Good Order in the Company’s prospectuses has evolved over the past several years during Staff reviews of new registration statement filings and material post-effective amendment filings. In the past, the Staff has requested the specific details provided in the current definition of Good Order and emphasized, the need for the definition of Good Order to be complete. Uniform use of the defined term throughout the Company’s prospectuses is important for consistency in the common content of prospectus disclosure across the Company’s variable annuity products.

Key Information Table (pages 6-8)

6.              In the “Charges for Early Withdrawal” row, please confirm that the Automatic Withdrawal Plan does not impose charges for early withdrawal or modify the corresponding Key Information Table disclosure here.

Response: The Company confirms that the Contract does not impose charges for early withdrawal under the Automatic Withdrawal Plan. The Company has removed the conflicting disclosure in the “Overview of the Variable Contract” and the “Other Optional Benefits” sections accordingly.

7.              In the “Transaction Charges” row, for clarity and brevity, please consider deleting the first narrative sentence that precedes the described charge. In addition, please confirm supplementally that the financial intermediary does not charge transaction expenses that should be captured here or modify the language to state that Advisory Fees may also be deducted from Contract Value to pay your financial intermediary.

Response: The Company has removed the first narrative sentence that precedes the described charge in the “Transaction Charges” row of the Fees and Expenses section. The Company confirms that Advisory Fees do not include transaction-based charges under the Contract.

8.              In the “Ongoing Fees and Expenses” row, if there is a name for the portion of the Contract form where the fees specific to a particular Contract Owner’s option choices are found (e.g., contract specifications page), please refer to it by that term in the narrative preceding the Annual Fee table. In addition, please revise the final sentence of the narrative to state that the table does not reflect any Advisory Fees paid from the Contract Value or other assets of the owner.

Response: The Company has complied with the Staff comment.

9.              We note that the Automatic Withdrawal Plan applies a surrender charge, per the disclosure on pages 9 and 54 of the Prospectus. Therefore, please amend the final sentence of the narrative preceding the Lowest and Highest Annual Cost Estimate table to include the phrase “which could add surrender charges that substantially increase costs” or explain why that language is not appropriate.

Response: The Company confirms that this product does not include surrender charges, including under the Automatic Withdrawal Plan. The Company has removed the contradictory disclosure on pages 9 and 54 of the Prospectus.

10.       Please include the figures for the lowest and highest annual cost estimates in the Lowest and Highest Annual Cost Estimate table.

Response: The Company confirms this information will be included in a later Post-Effective Amendment filing.

11.       For clarity and consistent ease of understanding, please revise the footnotes on page 6 of the Prospectus so that they appear in the right-hand column of the Key Information Table immediately following the embedded Annual Fee table to which they pertain in a type size smaller than the type sized used within the table itself.

Response: The Company has complied with the Staff comment.

12.       Where withdrawals are discussed under the “Risks” and “Restrictions” headings of the Key Information Table, please add disclosure stating that if a Contract Owner elects to pay third party Advisory Fees from his or her Contract Value, this deduction will reduce the death benefits and other guaranteed benefits and may be subject to federal and state income taxes and a 10% federal penalty tax. In addition, please provide appropriate cross-references to accompany this added disclosure.

Response: The Company has complied with the Staff comment.

13.       In the “Not a short-term investment” row, please consider restating the third sentence in terms of a risk rather than a benefit (e.g., “The Contract is less beneficial to investors with a short time horizon.”).

Response: The Company has revised the disclosure as recommended by the Staff.

14.       In the “Company risks” row, please insert the word “Insurance” before “company risks” in the subheading, per Instruction 1(a) to Item 2 of Form N-4. Likewise, under the “Restrictions” heading, please modify the “Investment Options” subheading to “Investments.”

Response: The Company has revised the table headings as required by Form N-4.

15.       In the “Optional benefits” row, if correct, please substitute the word “will” for “may” in the first sentence.

Response: The Company has revised the disclosure as requested by the Staff.

16.       With respect to the “Investment professional compensation” row, if the Contract is only sold by third party financial intermediaries, this section is not applicable and may be excluded, per Form N-4, Item 2, Instruction under General Instruction 6.

Response: The Company has reconsidered the disclosure in the “Investment professional compensation” row of the Key Information Table, and has made one minor change to the disclosure to remove “promotional incentives.”  The Company confirms that the disclosure accurately reflects the forms of compensation paid to financial intermediaries.

Overview of the Contract (page 9)

17.       Please add a separate paragraph regarding the deduction of third-party Advisory Fees. The relevant paragraph should (1) state that if a Contract Owner elects to pay third party Advisory Fees from his or her Contract Value, this deduction (a) will reduce the death benefits and other guaranteed benefits and (b) may be subject to federal and state income taxes and a 10% federal penalty tax; and (2) include appropriate cross-references to the relevant disclosures elsewhere in the Prospectus.

Response: The Company has added the paragraph requested by the Staff under the subheading “What is this Contract, and what is it designed to do?”

18.       In the “Accessing your money” discussion under the “What are the primary features and options that this Contract offers” subheading, if withdrawals are only permitted via an optional benefit to the Contract (e.g., the Automatic Withdrawal Plan or the SecurePay benefit), please replace the word “withdraw” with the word “surrender.”

Response: The Company confirms that withdrawals of Contract Value are permitted outside of the Contract’s optional benefits.

Fee Table (pages 10-13)

19.       With respect to the first line item of the “Owner Transaction Expenses” table, we note that if the Automatic Withdrawal Plan applies and the Contract Owner exceeds the annual free withdrawal amount during a Contract Year, a surrender charge applies. This appears to be a transaction charge. However, it is not identified here or in any other table presenting fees. Does the insurer impose a CDSC on Contracts sold through fee-based accounts when the advisor is already compensated for its services by the Contract Owner and the insurer is not paying commissions that would otherwise be offset by a CDSC? If so, explain supplementally the basis for imposing this additional charge under the Automatic Withdrawal Plan.

Response: The Company confirms that the Contract does not impose charges for early withdrawal, including under the Automatic Withdrawal Plan.

20.       In footnote 2 of the “Owner Transaction Expenses” table, please clarify when the Premium Tax will be deducted (e.g., at the time of payment or at the time of withdrawal) or state that the timing will be based on the state Premium Tax requirements.

Response: After careful review, the Company has removed the Premium Tax line item from the “Owner Transaction Expenses” table and instead included the statement “State premium taxes may also be deducted.” In the narrative preceding the table, as set forth in Item 4 of Form N-4.

21.       In the narrative preceding the Example of Charges, please conform the preamble to the language in Form N-4 or at least identify the fees by the same terms used in the Fee Table (i.e., replace “annual contract maintenance fee” with “Administrative Expenses” and replace “mortality and expense risk charge” and “administration charge” with “Base Contract Expenses”).

Response: The Company has identified the fees by the same terms used in the Fee Table as requested by the Staff.

22.       With respect to the first bullet in the narrative preceding the Example of Charges, if the Automatic Withdrawal Plan can be elected with the SecurePay rider, please show the expenses assuming that the surrender triggers the related Automatic Withdrawal Plan surrender charge. Otherwise, explain why that assumption would not be appropriate.

Response: The Company confirms that the Contract does not impose charges for early withdrawal, including under the Automatic Withdrawal Plan.

23.       We note that the presentation of the expense examples assumes there is no difference in the amount charged upon surrender and the amount charged upon annuitization. Please confirm that is correct or give expense examples that show the impact of surrender charges imposed by the Automatic Withdrawal Plan.

Response: The Company confirms that the Contract does not impose charges for early withdrawal, including under the Automatic Withdrawal Plan.

24.       Please provide figures for each of the expense examples included in the chart.

Response: The Company confirms this information will be included in a later Post-Effective Amendment filing for the Contract.

Principal Risks of Investing in the Contract (page 14)

25.       Please confirm that all principal risks associated with the Contract are disclosed in the Item 5 narrative.

Response: The Company has revised the “Principal Risks of Investing in the Contract”  section to identify additional risks associated with the SecurePay rider under the Contract.

26.       In the penultimate sentence of the “Investment Risk” subheading, please identify the particular benefits and guarantees that would be significantly negatively impacted.

Response: The Company has revised the disclosure to identify the following benefits and guarantees that could be significantly negatively impacted by poor investment performance: (1) the death benefits (2) the Annuity Options and (3) the Benefit Base if the SecurePay rider is selected under the RightTime option.

27.       With respect to the “Tax Consequences” subheading, the disclosure should be more robust and tailored than the disclosure provided in the Key Information Table. Please describe these tax risks more fully or at least provide a cross-reference to where there is more detailed disclosure of these issues. If the Advisory Fee withdrawals could trigger tax consequences, please state so explicitly here.

Response: The Company has added disclosure regarding the tax consequences of Advisory Fee deductions as well as cross-references to the “Federal Tax Matters” and “Payment of Advisory Fees” sections.

The Company, Variable Account and Funds (page 15)

28.       Under the “The Funds” subheading, please provide the information enclosed in brackets (e.g., hyperlinked website address, phone number, email address).

Response: The Company confirms this information will be included in a later Post-Effective Amendment filing for the Contract.

Federal Tax Matters (page 63)

29.       The final paragraph of the “Taxation of Withdrawals and Surrenders” subheading states that the Company also assesses a fee for determining whether it will allow an increased amount of SecurePay Withdrawals for certain medical conditions. This charge does not appear to be disclosed elsewhere in the Prospectus. Please delete the reference here or include corresponding disclosure identifying this charge as a Transaction Fee throughout the filing in each location Transaction Fee disclosure is required, including the Key Information Table on page 6. In your response letter, please represent that this charge is appropriately represented in all Contract examples to the extent appropriate under the requirements of Form N-4.

Response: The Company does not assess such a fee under the SecurePay Pro rider offered under the Contract. The Company has removed the reference from the Prospectus.

Appendix A: Death Benefit Calculation Examples

30.       Please clarify that the Appendix A examples demonstrate the impact of Advisory Fee deductions over time on Contract Value and Contract Value death benefits or provide additional examples demonstrating this impact.

Response: The Company has revised the examples in Appendix A to demonstrate the impact of Advisory Fee deductions.

Initial Summary Prospectus

31.       In the fifth paragraph of the cover page, please ensure the reference to information provided on the SEC website is linked to the appropriate portion of the SEC website.

Response: The Company confirms the appropriate hyperlink to the SEC website will be provided.

32.       On page 12, please delete the words “Surrendering Your Contract or” from the “Surrendering Your Contract or Making Withdrawals: Accessing the Money in Your Contract” heading, per Rule 498A(b)(5). The headings of an Initial Summary Prospectus must use only the language provided in Rule 498A.

Response: The Company has revised the heading as required by Rule 498A(b)(5).

*  *  *  *  *

The Company believes that it has responded to all Staff comments.

If you have any questions regarding this letter, please contact me at 205-268-3581, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Bradford Rodgers

Bradford Rodgers
VP, Senior Counsel

cc:	Mr. Thomas Bisset
Mr. Timothy Graves